Exhibit (e)

DIVIDEND REINVESTMENT AND

CASH PURCHASE PLAN OF
SUNAMERICA FOCUSED ALPHA GROWTH FUND, INC.

SunAmerica Focused Alpha Growth Fund, Inc., a Maryland corporation (the “Fund”), hereby adopts the following plan the “Plan”) with respect to net investment income dividends and capital gains and other periodic distributions declared by its Board of Directors on shares of its Common Stock and to voluntary cash purchases of shares of its Common Stock:

1.	Unless a stockholder specifically elects to receive cash as set forth below, all net investment income dividends and all capital gains and other periodic distributions hereafter declared by the Board of Directors shall be payable in shares of the Common Stock of the Fund.

2.	Such dividends and distributions shall be payable on such date or dates as may be fixed from time to time by the Board of Directors to stockholders of record at the close of business on the record date(s) established by the Board of Directors for the dividend and/or distribution involved. Unless a stockholder specifically elects otherwise, such stockholder will receive all dividends and/or distributions in full and fractional shares of the Fund’s Common Stock, and no action shall be required on such stockholder’s part to receive a distribution in stock.

3.	A stockholder may, however, elect to receive his or its dividends and distributions in cash. To exercise this option, such stockholder shall notify EquiServe Trust Company, N.A., a fully owned subsidiary of Computershare Shareholder Services, Inc. (“EquiServe”), the Plan Agent and the Fund’s transfer agent and registrar, in writing so that such notice is received by EquiServe no later than 10 days prior to the record date fixed by the Board of Directors for the dividend and/or distribution involved.

4.	EquiServe will set up an account for shares acquired pursuant to the Plan for each stockholder who has not so elected to receive dividends and distributions in cash (“Participant”). EquiServe may hold each Participant’s shares, together with the shares of other Participants, in noncertificated form in EquiServe’s name or that of its nominee.

5.	If on the payment date for a dividend or distribution, the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage commissions, EquiServe shall receive newly issued Common Shares (“Additional Common Shares”), including fractions, from the Fund for each Participant’s account. The number of Additional Common Shares to be credited shall be determined by dividing the dollar amount of the dividend or distribution by the greater of (i) the net asset value per Common Share on the payment date, or (ii) 95% of the market price per Common Share on the payment date.

If the net asset value per Common Share exceeds the market price plus estimated brokerage commissions on the payment date for a dividend or distribution, EquiServe (or a broker-dealer selected by EquiServe) shall endeavor to apply the amount of such dividend or distribution on each Participant’s Common Shares to purchase Common Shares on the open market. Such purchases will be made on or shortly after the payment date for such dividend or distribution but in no event will purchases be made on or after the ex-dividend date for the next dividend or distribution. The weighted average price (including brokerage commissions) of all Common Shares purchased by EquiServe shall be the price per Common Share allocable to each Participant. If, before EquiServe has completed its purchases, the market price plus estimated brokerage commissions exceeds the net asset value of the Common Shares as of the payment date, the purchase price paid by EquiServe may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if such dividend or distribution had been paid in Common Shares issued by the Fund. Participants should note that they will not be able to instruct EquiServe to purchase Common Shares at a specific time or at a specific price. Open-market purchases may be made on any securities exchange where Common Shares are traded, in the over-the-counter market or in negotiated transactions, and may be on such terms as to price, delivery and otherwise as EquiServe shall determine.

For purposes of the Plan: (a) the market price of the Common Stock on a particular date shall be the last sales price on the New York Stock Exchange on that date, or, if there is no sale on such Exchange on such date, then the average between the closing bid and asked quotation for such shares on such Exchange on such date and (b) the NAV per share of Common Stock on a particular date shall be as determined by or on behalf of the Fund.

6.	A Participant has the option of sending additional funds to EquiServe, in any amount of at least $100 with a maximum of $120,000, for the purchase in the open market of shares of the Fund’s Common Stock for his or its account. Such voluntary payments will be so invested by EquiServe on the 15th of each month or the next trading day if the 15th is not a trading day, and in no event more than 30 days after such date, except where necessary to comply with provisions of Federal securities law. Funds received less than 5 business days prior to an investment date will be held by EquiServe until the next investment date. A Participant may withdraw his entire voluntary cash payment by written notice received by EquiServe not less than 48 hours before such payment is to be invested.

7.	Investments of voluntary cash payments may be made by EquiServe on any securities exchange where shares of the Fund’s Common Stock are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as EquiServe shall determine. Participant funds held by EquiServe uninvested will not bear interest, and EquiServe shall have no liability in connection with any inability to purchase shares within 45 days after receipt of funds or with the timing of any purchases affected. EquiServe shall have no responsibility as to the value of the shares of the Fund’s Common Stock acquired for any Participant’s account and may commingle funds of Participants for the purpose of cash investments. The weighted average price (including brokerage commissions) per share of all shares purchased by EquiServe shall be the price per share allocable to the Participant in connection with the cash investment.

8.	EquiServe will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. Dividends and distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, EquiServe will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination.

9.	Any notice or correspondence to EquiServe from a Participant should be sent by registered or certified mail, return receipt requested, to:

SunAmerica Focused Alpha Growth Fund, Inc.
c/o EquiServe
P.O. Box 43010
Providence, RI 02940-3010

10.	EquiServe will forward to each Participant any Fund related proxy solicitation materials and each Fund report or other communication to stockholders, and will vote any shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Fund.

11.	In the event that the Fund makes available to its Common Stockholders rights to purchase additional shares or other securities, the shares held by EquiServe for each Participant under the Plan will be added to any other shares held by the Participant in calculating the number of rights to be issued to the Participant.

12.	EquiServe’s service fee, if any, for administering the Plan will be paid for by the Fund. Participants will be charged a $0.75 service fee for each voluntary cash investment plus brokerage commissions on all open market purchases.

13.	Each Participant may terminate his or its account under the Plan by so notifying EquiServe in writing. Such termination will be effective immediately if the Participant’s notice is received by EquiServe not less than 10 days prior to any dividend or distribution record date; otherwise, such termination will be effective only with respect to any subsequent dividend or distribution. The Plan may be terminated by the Fund or by EquiServe upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. If a Participant elects by his or its written notice to EquiServe in advance of termination to have EquiServe sell part or all of his or its shares and remit the proceeds to the Participant, EquiServe is authorized to deduct a $2.50 transaction fee plus brokerage commission from the proceeds.

14.	These terms and conditions may be amended or supplemented by EquiServe or the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, EquiServe receives written notice of the termination of his or its account under the Plan. Any such amendment may include an appointment by EquiServe in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by EquiServe under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends and distributions, the Fund will be authorized to pay to such successor agent, for each Participant’s account, all dividends and distributions payable on shares of the Fund held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

15.	EquiServe will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by EquiServe’s negligence, bad faith or willful misconduct or that of its employees or agents.

16.	These terms and conditions shall be governed by the laws of the State of New York.

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